UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated January 8, 2016, announcing the availability of the Notice of Special General Meeting.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, declared effective by the Securities and Exchange Commission on June 19, 2015 (File No. 333-204884).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: January 11, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - Notice of Special General Meeting

Press release from Frontline Ltd. 08.01.2016

Reference is made to the announcement released on 23 December 2015 regarding Special General Meeting.

A copy of the Notice of the Special General Meeting can be found on our website at www.frontline.bm and in the link below.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

January 8, 2015
Frontline Ltd.
Hamilton,
Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Notice of Special General Meeting
http://hugin.info/182/R/1977728/724138.pdf

Frontline Ltd.
Notice of Special General Meeting of the Shareholders
January 29, 2016
NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Frontline Ltd. (the "Company") will be held on January 29, 2016 at 9:30 a.m. (Bermuda time), at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purposes which are more completely set forth in the accompanying information statement and to consider and, if thought fit, passing with or without any amendments, the following resolution:
To consider and if thought fit to approve that with effect from 12:00 noon (Bermuda time) on February 3, 2016 or such other time as may be determined by the Directors of the Company (the "Effective Date") and subject to completion of necessary actions by the share transfer agents, the reorganization of the Company's share capital be undertaken as more particularly set out in the Proxy Statement attached hereto.
By Order of the Board of Directors
Georgina Sousa
 Secretary
Dated: January 6, 2016
Notes:
1.	The Board of Directors has fixed the close of business on December 29, 2015 as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.
3.	A Form of Proxy is enclosed for use in connection with the business set out above.
4.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

Information Concerning Solicitation and Voting
for the Special General Meeting of the Shareholders (the "Meeting") of Frontline Ltd. to be held on
January 29, 2015
At the Meeting, the Board will ask the shareholders to approve the reorganization of the Company's share capital (the "Capital Reorganisation"). This Capital Reorganisation is being proposed in order to improve the marketability of our common stock to a broader group of investors, thus improving liquidity. The current authorised share capital of the Company is US$1,000,000,000.00 divided into 1,000,000,000 shares of a par value of US$1.00 each, of which 781,937,649 shares of US$1.00 each have been issued and fully paid.
The proposed Capital Reorganisation would involve:
(a)	a 5 to 1 consolidation of the authorised share capital and issued share capital of the Company with the resulting authorised share capital of the Company being US$1,000,000,000 divided into 200,000,000 shares of par value US$5.00 each, of which 156,387,529 shares of par value US$5.00 each would be in issue and fully paid or credited as fully paid;
(b)	in accordance with Bye-law 51 of the Company's Bye-laws, the purchase by the Company for cancellation of all of the shares of the Company of par value US$1.00 each not consolidated into shares of par value US$5.00 each pursuant to paragraph (a) above, due to the creation of resulting fractional entitlements to shares, for a cash payment equal to the closing price per share of the Company's shares on the New York Stock Exchange at the end of the trading day on the record date set by the Directors of the Company in accordance with Bye-law 131 of the Company's Bye-laws;
(c)	the reduction of the issued and paid up share capital of the Company by reducing the paid up capital of the Company by US$4.00 on each of the issued shares of the Company such that the par value of each such issued share be reduced from US$5.00 to US$1.00 (the "Capital Reduction");
(d)	upon the Capital Reduction taking effect, each of the authorized, but unissued shares of par value US$5.00 each in the capital of the Company being sub-divided into 5 shares of par value US$1.00 each;
(e)	the authorised share capital of the Company being reduced from US$1,000,000,000.00 to US$374,449,884.00, consisting of 374,449,884 shares of par value US$1.00 each, of which 156,387,529 shares of par value US$1.00 each would be in issue and fully paid or credited as fully paid;
(f)	subject to and forthwith upon the Capital Reduction taking effect, the amount of credit arising from the Capital Reduction be credited to the contributed surplus account of the Company;
(g)	that the Directors of the Company shall be authorised to apply any credit balance in the contributed surplus account of the Company in accordance with the Bye-laws of the Company, the Companies Act and all other applicable laws; and
(h)	subject to and forthwith upon the Capital Reduction taking effect, the authorised share capital of the Company, reduced to US$374,449,884.00, shall be increased from US$374,449,884.00 to US$500,000,000.00 by the creation of 125,550,116 ordinary shares of par value US$1.00 each.
Subject to shareholder approval, the Board of Directors has set the date for the effectiveness of the Capital Reorganisation as February 3, 2016 .

Upon the proposed Capital Reduction becoming effective, there will be no change in the percentage level of shareholding of each shareholder of the Company ("Shareholder"). The shares of par value US$1.00 each will rank pari passu in all respects with each other. Other than the expenses incurred in relation to the proposed Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company.
The Company's shares are fully paid and consequently the proposed Capital Reduction will not involve the diminution of any liability in respect of unpaid share capital. It will also not result in a return of any share capital or other assets to Shareholders.